Exhibit 99.1
Sify Technologies Limited
Regd. Office: 2nd Floor, Tidel Park, 4, Rajiv Gandhi Salai
Taramani, Chennai 600 113, India.
NOTICE
NOTICE is hereby given that the Fourteenth Annual General Meeting of the Company will be held on Monday, September 27, 2010 at 11.00 A.M. at the Registered Office of the Company at 2nd floor, TIDEL Park, 4, Rajiv Gandhi Salai, Taramani, Chennai 600 113, India.
Ordinary Business
1.	To receive, consider and adopt the audited Balance Sheet as of March 31, 2010 and the Profit and Loss Account, the Auditors’ Report and the Directors’ Report for the year ended March 31, 2010.

2.	To appoint a Director in the place of Mr C B Mouli, who retires by rotation, and being eligible, offers himself for reappointment.

3.	To appoint a Director in the place of Mr P S Raju, who retires by rotation, and being eligible, offers himself for reappointment.

4.
To appoint Auditors to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting and fix their remuneration. The retiring Auditors M/s B S R & Co., have expressed their intention not to seek re-appointment. A special Notice in terms of Section 190(1) of the Companies Act, 1956 has been received from a member proposing the appointment of M/s C K S Associates, Chartered Accountants, Hyderabad, as Auditors in their place.

In this connection, to consider and if deem fit, to pass with or without modification(s) the following resolution as an Ordinary Resolution:
RESOLVED THAT M/s C K S Associates, Chartered Accountants, Hyderabad, bearing Registration No. FRN 007390S, be and are hereby appointed as the Auditors of the Company in the place of the retiring Auditors, M/s B S R & Co., Chartered Accountants, Chennai, to hold office from the conclusion of the Fourteenth Annual General Meeting until the conclusion of Fifteenth Annual General Meeting on a remuneration of Rs.20 lakhs (Rupees Twenty Lakhs only) inclusive of all out of pocket expenses.

Special Business
5.	Reappointment of the Executive Director.
To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:
RESOLVED THAT pursuant to the approval and recommendations of the Remuneration Committee and the Board of Directors of the Company and subject to the provisions of Sections 198, 269, 309 and all other related and applicable provisions, read with Schedule XIII of the Companies Act, 1956 (including any statutory modification(s) or reenactment thereof for the time being in force), Mr Ananda Raju Vegesna, be and is hereby reappointed as the Executive Director of the Company for a further period of Five years with effect from June 22, 2010 without any remuneration from the Company.
RESOLVED FURTHER THAT for the purpose of giving effect to the above Resolution, the Board of Directors be and are hereby authorised severally to take all such actions and give all such directions or do all such acts, deeds, matters and things as may be necessary in this regard.
6.	Enhancement of the borrowing powers of the Company.
To consider and if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:
RESOLVED THAT in supersession of the resolution passed at the Fifth Annual General Meeting of the shareholders of the Company held on August 2, 2001, consent of the Company be and is hereby accorded under Section 293(1)(d) and other applicable provisions, if any, of the Companies Act, 1956, to the Board of Directors to borrow moneys for meeting the exigencies of the business from time to time either from Company’s Banks, or any other Banks, Financial Institutions or other lending institutions, notwithstanding that the money(s) so borrowed together with the sums already borrowed by the Company (apart from temporary loans obtained from the Company’s Bankers in the ordinary course of business) may exceed the aggregate of the paid up capital of the Company and its free reserves (reserves not set apart for any specific purpose), provided that the aggregate of amounts so borrowed and outstanding at any one time shall not exceed an amount of Rs.250 crores (Rupees Two Hundred Fifty Crores Only).
RESOLVED FURTHER THAT the Board of Directors be and are hereby authorised to do all such acts, deeds and things as they may deem necessary for giving effect to the aforesaid resolution.
7.	Creation of security on the assets of the Company.
To consider and if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:
RESOLVED THAT pursuant to Section 293(1)(a) and other applicable provisions, if any, of the Companies Act, 1956, consent of the Company be and is hereby accorded to the Board of Directors to create a charge on all or any of the immovable and movable properties of the Company, wherever situated, both present and future for securing any loans and / advances already obtained or that may be obtained from Company’s Banks, or any other Banks, Financial Institutions or other lending institutions or person or persons and / or to secure any debentures issued and / or that may be issued and all other moneys payable by the Company to the lenders concerned, within the overall limit of Rs.250 crores (Rupees Two Hundred Fifty Crores Only).
RESOLVED FURTHER THAT any one of the Directors of the Company be and are hereby severally authorised to do all such acts, deeds and things and to execute all such documents or writing as they may deem necessary, usual, requisite or proper for the purpose of giving effect to the above resolution.

8.	Enhancement of Authorised Share Capital.
To consider and if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:
RESOLVED THAT in accordance with Section 94 and other applicable provisions, if any, of the Companies Act, 1956, the Authorised Share Capital of the Company be and is hereby increased from Rs.61,00,00,000/- (Rupees Sixty One Crores only) divided into 6,10,00,000 (Six Crores Ten Lakhs) Equity Shares of Rs.10/- each to Rs.180,00,00,000/- (Rupees One Hundred and Eighty Crores only) divided into 18,00,00,000 (Eighteen Crores) Equity Shares of Rs.10/- each by the creation of 11,90,00,000 (Eleven Crores Ninety Lakhs) Equity Shares of Rs.10/- each.
9.	Amendment of Capital Clause of the Memorandum of Association.
To consider and if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:
RESOLVED THAT Clause V of the Memorandum of Association of the Company be deleted and the following new Clause V be substituted therefor:
The Authorised Share Capital of the Company is Rs.180,00,00,000/- (Rupees One Hundred and Eighty Crores only) divided into 18,00,00,000 (Eighteen Crores) Equity Shares of Rs.10/- each.
The Company shall have power at any time and from time to time to increase / reduce its Capital. Any of the said shares and any new shares may, at any time, and from time to time, be divided into shares of several classes in such manner as the Articles of Association of the Company prescribe and the shares of each class may confer such preferred or other special rights and privileges and impose such restrictions and conditions whether in regard to dividend, voting, return of capital or otherwise as will be prescribed in or under the Articles of Association.
10.	Further Issue of Shares under Section 81(1A) of the Companies Act, 1956.
To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:
RESOLVED THAT pursuant to the provisions of Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 and in accordance with the Articles of Association of the Company and subject to the approval of Regulatory, Government and other authorities as may be required, viz., Foreign Investment Promotion Board, Reserve Bank of India, Securities and Exchange Commission, NASDAQ Global Market, USA., and such other Government authorities, as may be required, and subject to such terms, conditions and stipulations, if any, required by them while granting such approvals, permissions, and sanctions and other approvals, if any, which the Board of Directors of the Company (hereinafter referred to as the “Board”, which expression shall be deemed to include a Committee of Directors duly authorized in this behalf) is hereby authorized and empowered to obtain, approval of the Company be and is hereby accorded to the Board to offer, issue, allot in one or more tranches not exceeding 12,50,00,000 (Twelve Crores Fifty Lakhs) Equity Shares of Rs.10/- each at a premium of Rs.22/- per share for cash based on the Valuation Report of M/s D & A Financial Services Private Limited dated August 4, 2010 or upto such higher number of shares and / or at such price, as the Board in its absolute discretion may at any time hereinafter decide, to one or more of the Resident Individuals, Bodies Corporate, Companies incorporated in India, Registered Trusts, Private or Public, other entities and to such other person(s) whether connected to the promoters or not, through Private Placement, and on such terms and conditions as the Board may in its absolute discretion consider fit.

RESOLVED FURTHER THAT the Board be and is hereby authorized to accept any modifications in proposal(s) mentioned above, as may be required by the authorities concerned at the time of their approval and as agreed to by the Board.
RESOLVED FURTHER THAT for the purpose of giving effect to any issue and allotment of shares, the Board be and is hereby authorized to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary or desirable and to settle any questions, difficulties or doubts that may arise in regard to the offering, issue and allotment and utilization of the issue proceeds, as it may in its absolute discretion, deem fit and proper.
RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers herein conferred to any Committee of Directors or Senior Executives / Officers of the Company to give effect to the aforesaid resolutions.

Chennai	By Order of the Board
September 1, 2010	For Sify Technologies Limited

V Ramasubramanian
Company Secretary
Notes:
1.
A member entitled to attend and vote at the meeting is entitled to appoint a Proxy to attend and vote on his behalf and such proxy need not be a member of the Company. Proxies, in order to be effective, must be received by the Company not less than 48 hours before the commencement of the meeting.

2.	An Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956, is annexed hereto.

Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956.
In accordance with Section 173(2) of the Companies Act, 1956, the following information is given in respect of the proposed resolutions set out in the Notice to the shareholders of the Fourteenth Annual General Meeting of the Company to be held on September 27, 2010.
Item No.4
Change of Statutory Auditors:
The Company has received a letter dated August 4, 2010 from M/s B S R & Co., Chartered Accountants, Chennai, the present Statutory Auditors, expressing their unwillingness to seek reappointment at this Annual General Meeting.
In terms of the provisions of Section 225 of the Companies Act, 1956, the Company has received a Special Notice under Section 190 of the Companies Act, 1956 from M/s Infinity Satcom Universal Private Limited, a member, proposing M/s C K S Associates, Chartered Accountants, Hyderabad, as the Statutory Auditors of the Company in the place of M/s B S R & Co., the retiring Statutory Auditors, for the financial year 2010-11 at the ensuing Annual General Meeting along with a deposit of Rs.500/-
The Company also received a letter dated August 4, 2010 from M/s C K S Associates, Chartered Accountants, Hyderabad, confirming that their appointment as the Statutory Auditors of the Company, if made, at the ensuing Annual General Meeting, would be in accordance with the limits specified in Section 224(1B) of the Companies Act, 1956.
Your Directors place before the shareholders the letters received from M/s B S R & Co., M/s C K S Associates and the Special Notice from M/s Infinity Satcom Universal Private Limited and recommends the appointment of M/s C K S Associates, Chartered Accountants, Hyderabad, as the Statutory Auditors of the Company to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting. An Ordinary Resolution is therefore placed before the shareholders for consideration and approval.
Memorandum of interest
None of the Directors are concerned or interested in the resolution.
Inspection of documents:
The letter dated August 4, 2010 received from M/s B S R & Co., Chartered Accountants, Chennai, letter dated August 4, 2010 received from M/s C K S Associates, Chartered Accountants, Hyderabad and the Special Notice under Section 190 of the Companies Act, 1956 from M/s Infinity Satcom Universal Private Limited are available for inspection at the Registered Office of the Company on any day during the working hours till the date of the meeting.
Item No.5
Reappointment of Executive Director:
Mr Ananda Raju Vegesna was appointed as the Executive Director of the Company for a period of three years with effect from June 21, 2007 without any remuneration from the Company.
His current tenure expired on June 21, 2010 and was due for renewal. Based on the recommendations of the Remuneration Committee, the Board of Directors of the Company has approved the reappointment of Mr Ananda Raju Vegesna as the Executive Director of the Company for a further period of Five years with effect from June 22, 2010 without any remuneration from the Company.

Mr Ananda Raju Vegesna, a Graduate in Science, brings with him rich experience in providing infrastructural facilities to the Information Technology, manufacturing and service industries, setting up units in Software Technology Parks for domestic as well as export markets.
He is well known for his expertise in the field of real estate, administration and public relations. He is the Managing Director of Infinity Satcom Universal Private Limited and a Director of Sify Software Limited, Raju Vegesna Infotech & Industries Limited and Server Engines India (Private) Limited.
The abstract of the terms of reappointment of Mr Ananda Raju Vegesna pursuant to Section 302 of the Companies Act, 1956, was mailed to all the shareholders by Notice dated April 23, 2010.
The above reappointment is subject to the approval of the shareholders at this Annual General Meeting. As the above appointment is in line with the provisions of Section 198, 269 and 309 and the terms and conditions stipulated in the Schedule XIII to the Companies Act, 1956, approval of the Central Government is not required.
Memorandum of interest
Mr Ananda Raju Vegesna is interested in the item as it relates to his reappointment.
In addition, Mr Raju Vegesna, Managing Director, is also interested in the reappointment of Mr Ananda Raju Vegesna, being his brother.
No other Director is interested or concerned in the resolution.
Your Directors recommend the resolution set out under Item No 5 for your approval.
Item No.6
Enhancement of borrowing powers:
At the Fifth Annual General Meeting of the shareholders of the Company held on August 2, 2001, the shareholders had authorised the Board of Directors to borrow monies upto a limit of Rs.150 crores at any time.
The Company is pursuing substantial expansion programmes by setting up the state of the art Data Centres at Mumbai, Noida and other places, which involves huge financial outlay. The capital expenditure during the last two years has been of the order of Rs.270 crores and funded by capital infusion by the promoters and debts.
The current committed expenditure programme requires funding of around Rs.200 to Rs.250 crores. In order to augment resources for the capex programme, the Company has been working on various means of funding. In the event that additional funds are required by the Company and to enable the Board of Directors to make further borrowings on behalf of the Company, it is proposed to increase the limit for borrowing by the Company from Rs.150 crores to Rs.250 crores.
In terms of the provisions of Section 293(1)(d) of the Companies Act, 1956, prior approval of the shareholders of the Company at a General Meeting is required for increasing the borrowing powers of the Board of Directors.
Hence, the resolution is placed before the shareholders for their approval.

Memorandum of interest
None of the Directors are concerned or interested in the resolution.
Item No.7
Creation of security on the assets of the Company:
The Company proposes a resolution authorising the Board of Directors to borrow loans up to a maximum of Rs.250 crores from time to time from Banks and Financial Institutions subject to the approval of the shareholders. For this purpose, the Company shall be required to mortgage or create charge on the movable and immovable properties of the Company in favour of the lender.
In terms of the provisions of Section 293(1)(a) of the Companies Act, 1956, prior approval of the shareholders of the Company is required for enabling the Board of Directors to mortgage or create charge on the movable and immovable properties of the Company to secure the loans.
Hence, the resolution is placed before the shareholders for their approval.
Memorandum of interest
None of the Directors are concerned or interested in the resolution.
Item No. 8 & 9
Enhancement of Authorised Share Capital and amendment of Capital Clause of the Memorandum of Association.
The Company is planning to issue fresh shares to mobilise resources for funding its capital expenditure and expansion plans. The present Authorised Capital of the Company is not sufficient to cover the shares to be issued to the new investors. It is therefore necessary that the Authorised Share Capital of the Company be increased to enable your Directors to consider the issue of fresh shares to the new investors.
Hence, your Directors propose to increase the Authorised Share Capital from Rs.61 crores to Rs.180 crores by a further 11,90,00,000 (Eleven Crores Ninety Lakhs) Equity Shares of Rs.10/- each, which will rank pari passu in all respects with the existing equity shares of the Company. The proposed increase of Authorised Share Capital requires the approval of the shareholders in a General Meeting.
Consequent upon the enhancement of Authorised share capital, the capital clause of the Company’s Memorandum of Association will have to be suitably amended.
Memorandum of interest
None of the Directors of the Company is concerned or interested in the resolutions mentioned in Item No. 8 & 9.
Your Directors recommend the resolutions for your approval.
Inspection of Documents
A copy of the Memorandum and Articles of Association of the Company together with the proposed amendment is open for inspection at the Registered Office of the Company during working hours till the date of the meeting.

Item No.10
Further Issue of Shares under Section 81(1A) of the Companies Act, 1956:
For funding the ongoing capex programme and the future expansion of business in areas of Network, Data Centre and other internet related business segments, the Company requires around Rs.400 crores. In view of the restriction imposed by the Ministry of Finance, Government of India, the Company cannot issue further ADRs till such time the Company gets listed in the domestic Stock Exchanges.  Therefore, the Company has approached the Ministry of Finance for granting a special permission to issue ADRs / Equity Shares on a Rights basis to all the shareholders.  However, the Government has not acceded to our request as per the extant policy.
Further, raising further loans from Banks is difficult since the Company has already availed the Maximum Permissible Finance and debt servicing ability is not good.
In order to tide over the tight liquidity situation, the Promoters of the Company have consented to infuse fresh funds upto Rs.400 crores by subscribing in the share capital of the Company. Hence, the Board of Directors have approved the proposal of issuing 12,50,00,000 (Twelve Crores Fifty Lakhs) Equity Shares of Rs.10/- each at a premium of Rs.22/- per share for cash based on the Valuation Report of M/s D & A Financial Services Private Limited dated August 4, 2010 to the promoter resident group companies and other legal entities subject to the approval of the shareholders at this Annual General Meeting.
The Company would be issuing the equity shares subject to compliance with the applicable requirements of the statutory and regulatory bodies of both domestic and overseas.
It is proposed to issue the above shares in one or more tranches to Resident Individuals, Bodies Corporate, Companies incorporated in India, Registered Trusts, Private or Public and to such other person(s) whether connected to the promoters or not and other legal entities. As per the provisions of Section 81(1A) of the Companies Act, 1956, if the Company proposes to issue further shares, it should be offered to the existing members of the Company on the date of offer in proportion to the capital paid up on those shares at that date. However, the additional shares may be offered in any other manner, provided it is approved by the shareholders of the Company by a Special Resolution to that effect at a General Meeting.
Disclosures required under the Unlisted Public Companies (Preferential Allotment) Rules, 2003:
a)	The equity shares are proposed to be issued at a price of Rs.32/- per share (including premium of Rs.22/- per share).

b)
The price has been determined at the Board Meeting held on August 4, 2010. As there is no market for the Company’s shares in India, price has been fixed at 50% of the price prevailed at NASDAQ Global Market, USA on the last day preceding to the Board Meeting Date (i.e) August 3, 2010. Accordingly, the price has been fixed at Rs.32/- (including premium) after taking into consideration the following factors:

(i)	inability of the Company to raise further funds in the US market due to the restrictions imposed by the Ministry of Finance, Government of India,

(ii)	absence of liquidity for the equity shares in India since they are not listed in the domestic exchanges and are not traded,

(iii)	requirements of funds for overcoming the tight liquidity position and funding the ongoing and future capex programmes,
c)	The object of the issue is to mobilise resources for funding the capital expenditure and expansion plans of the Company.

d)
The allotment of equity shares are proposed to be made to one or more of the Resident Individuals, Bodies Corporate, Companies incorporated in India, Registered Trusts, Private or Public, other legal entities and to such other person(s) whether connected to the promoters or not.

e)	The Directors / key management personnel are not subscribing to the offer except the Promoters Director Group Companies.

f)	Shareholding pattern of the promoters and other classes of shareholders before and after the offer:

Before		After
Shareholder	No. of shares	%	No. of shares	%
Foreign holding:

American Depositary Shares	2,43,39,795	45.62	2,43,39,795	13.65
Infinity Capital Ventures, LLP, USA (promoter)	1,39,02,860	26.06	1,39,02,860	7.80
Vegesna Family Trust (promoter)	5,78,191	1.08	5,78,191	0.32

Total	3,88,20,846	72.76	3,88,20,846	21.77

Resident holding:

Infinity Satcom Universal Private Limited (promoter)	1,45,30,000	27.24	1,45,30,000	8.15
Individuals	652	0.00	652	0.00

Proposed investor:	—	—	12,50,00,000	70.08

Resident Individuals, Bodies Corporate, Companies incorporated in India, Registered Trusts, Private or Public, other entities and to such other person(s) whether connected to the promoters or not.

Total	1,45,30,652	27.24	13,95,30,652	78.23

Grand Total	5,33,51,498	100.00	17,83,51,498	100.00

g)	The Company plans to complete the allotment before the validity period of 12 months.

h)	The Company does not expect any change in control of the management upon completion of the private placement of shares.
The Board of Directors is to be authorised for the issuance of shares in accordance with the Agreements proposed to be executed by the Company with the potential investors.

Memorandum of interest
None of the Directors of the Company, except Mr Raju Vegesna, Managing Director & CEO of the Company and Nominee of M/s Infinity Capital Ventures, LP, USA and Mr Ananda Raju Vegesna, Executive Director of the Company and the Managing Director of M/s Infinity Satcom Universal Private Limited, is concerned or interested in this resolution.
Your Directors recommend the resolutions for your approval.
Inspection of Documents
Valuation Report of M/s D & A Financial Services Private Limited dated August 4, 2010 and Certificate and the Certificate dated August 4, 2010 from R Sridharan & Associates, Company Secretary in Practice certifying that the issue of shares is being made in accordance with the Unlisted Public Companies (Preferential Allotment) Rules, 2003 are open for inspection at the Registered Office of the Company during working hours till the date of the meeting.

Chennai	By Order of the Board
September 1, 2010	For Sify Technologies Limited

V Ramasubramanian
Company Secretary